Sub-Item 77Q2
Any late or amended Section 16 filings


Nuveen Municipal High Income Opportunity Fund

811-21449


Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the Form 4 report, Statement of Changes in Beneficial Ownership, on behalf of the portfolio manager listed below was filed late on 9/18/2013, accession number 0001225208-13-020198.

Portfolio manager:

John V. Miller
Date of Transaction: August 26, 2013
Date of Late Filing: September 18, 2013

This was also disclosed in the proxy statement for the 8/5/2014 annual shareholder meeting.